SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  22 February2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX
99.1	Transaction in Own Shares Dated 20 February 2013
99.2	Director/PDMR Shareholding Dated 22 February 2013

EXHIBIT  99.1

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 20 February 2013 it acquired 50,000 of its own ordinary shares at an average price of 1953.2872 pence per ordinary share.  The highest and lowest prices paid for these shares were 1979 pence per share and 1929 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 50,000 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 268,324,181.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

EXHIBIT  99.2

21 February 2013

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions by directors, persons discharging managerial responsibility or connected persons

In respect of the conditional rights over InterContinental Hotels Group PLC ("Company") ordinary shares awarded to a number of participants in the Company's Long Term Incentive Plan ("LTIP"), the Company was notified on 21February 2013 that, following the vesting on 20 February 2013 of the LTIP award for the period ended 31 December 2012, the following numbers of shares (net of income tax and social security liabilities) were released for no consideration to the following directors and other PDMRs:

Directors                                           Net number of
                                                            shares awarded

Kirk Kinsell                                                     41,816
Tracy Robbins                                                26,789
Tom Singer                                                     33,540
Richard Solomons                                         48,819

Other PDMRs

Keith Barr                                                       24,525
Angela Brav                                                   22,151
Eric Pearson                                                   23,379
Steve Sickel                                                    18,955
Jan Smits                                                         36,642
George Turner                                                20,536

---------------Ends--------------

Name of Contact for this RNS Announcement:
Esther Lam
Corporate Legal & Secretariat
InterContinental Hotels Group PLC
Tel: 01895 512000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	22 February 2013